U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant's name into English)

Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:  July 22, 2016

MFC BANCORP LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of MFC Bancorp Ltd. (the "Company") held on July 22, 2016 in Vancouver, British Columbia, Canada.

Election of Directors

Michael J. Smith, Gerardo Cortina, Indrajit Chatterjee, Dr. Shuming Zhao, Silke S. Stenger, Friedrich Hondl and Jochen Dümler were elected as directors of the Company.

Appointment of Auditors

PricewaterhouseCoopers LLP was appointed the Company's auditors for the ensuing year and the Company's directors were authorized to fix the remuneration to be paid to such auditors.